CARL N. DUNCAN, ESQ.
                                 ATTORNEY AT LAW
                          cduncan.counselor@verizon.net
                          -----------------------------
                              atty.cnd@verizon.net
                              --------------------

5718 Tanglewood Drive                                             (301) 263-0200
Bethesda, Maryland 20817                                    (Fax) (301) 263-0300

                                  June 17, 2005

VIA MESSENGER AND EDGAR

Max A. Webb, Assistant Director
Michael Fay, Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re: YTB International, Inc. and Its Predecessor, REZconnect Technologies, Inc. (the "Company") Multiple Filings as Outlined Below in Parts I-V
                              -----------------------------------------------
Dear Mr. Webb:

         The Company and I are in receipt of your May 6, 2005 comment letter (the "letter") relating to the several filings--namely, a Form SB-2 (originally filed as a Form S-3), a Schedule 14-C Preliminary Information Statement, a Form 10-KSB, a Form 10-QSB and the Form 8-K dated December 14, 2004 all recently made by the Company as currently constituted or its predecessor. In response to the staff's May 6, 2005 comment letter (the "May 6 letter") relating to these filings, I hereby submit this response on behalf of the Company to the staff's comments together with the Pre-Effective Amendment No. 1 to the Form 10-KSB, Pre-Effective Amendment No. 2 to the Form SB-2, Pre-Effective Amendment No. 3 to the Schedule 14-C Preliminary Information Statement, Pre-Effective No. 1 to the Form 10-QSB, Pre-Effective No. 1 to the Form 8-K, as well as associated revised audit being filed as exhibits for the first three of these.

         The May 6 letter (i) requested certain website data and analysis as well as due diligence and multi-level marketing ("MLM")-related opinion and (ii) raised certain income and expense allocation issues following the business combination of Your Travel Biz.com, Inc. ("YTB") and REZconnect Technologies, Inc. ("REZT') in the resultant YTB International, Inc. (the "Company"). Given our discussions and series of letters over the period subsequent to May 6 (the "allocation and supplemental disclosure letter"), including the expensing of costs on the same 36 month amortization schedule, we are filing concurrently on EDGAR (i) the finalized June 1, 2005 version of such allocation and supplemental disclosure letter and (ii) the associated May 17, 2005 Thayer Lindauer, Esq. mlm-related opinion.

         In addition  to the EDGAR  filings of marked and  unmarked  versions of
         -----------------------------------------------------------------------
these  filings,  we are sending by messenger (to  facilitate  your review) three
--------------------------------------------------------------------------------
Word  unmarked  and three Word  red-lined  copies  marked to reflect  cumulative
--------------------------------------------------------------------------------
proposed changes since the respective last prior filing was made.
-----------------------------------------------------------------

PART I: Form SB-2 (originally filed as Form S-3) Registration Statement, File No. 333-122936/General : See Pre-Effective Amendment No. 2 to the Form SB-2 being filed concurrently

Comment No. 1
-------------
All financial statements contained herein have been revised to conform to the staff's comments. As requested, the same financial statements, as being revised, in the Form 10-KSB/A are now included in the Form SB-2/A (including the interim March 31, 2005 financials alluded in to in Comment 2 ).

Comment No. 2
-------------
Since this Registration Statement was not declared effective prior to May 16, 2005, the financial statements in this filing now include the interim March 31, 2005 financials, adopting the same financial statements contained in the Form 10-KSB/A.

PART II: Amendment No. 2 Preliminary Information Statement, filed April 15, 2005: See Amendment No.3 to Schedule 14-C Information Statement being filed concurrently

Comment No. 3
-------------
As requested, the same financial statements, as being revised, in the Form 10-KSB/A are now included in the Form SB-2/A (including the interim March 31, 2005 financials alluded to in Comment 2 ).

Comment No. 4
-------------
The table has been revised to reflect that the preferred stock has been converted and none remains outstanding.

Comment No. 5
-------------
Contained herein are the revised financial statements of YourTravelBiz.com, Inc. for the years ended December 31, 2002 and 2003, and for the nine months ended September 30, 2004. Such financial statements have been revised to conform to the staff's comments.

PART III: Form 10-KSB for year ended 12-31-04 and amended February 23, 2005: See Form10-KSB Amendment No. 2 being filed concurrently

Comment No. 6
-------------
Requested disclosures as to patents, licenses and franchises has been provided per Regulation S-B Item 101(a)(7).

Comment No. 7
-------------
The number disclosures regarding preferred stockholders of record as of December 31, 2004 has been revised.

Comment No. 8
-------------
The revised percentage calculations in the page 9 table have been revised appropriately.

Comment No. 9
-------------
The requested commissions line item has been added to the table.

Comment No. 10
--------------
The G & A operating expense variance has been described.

Comment No. 11
--------------
The goodwill treatment has been described in the attached allocation and supplemental disclosure letter. Consistent disclosures are incorporated on page 10.

Comment No. 12
--------------
The "sufficient cash" description has been expanded as requested.

Comment No. 13
--------------
With regard to prior comment no. 22, the requested liquidity description has been incorporated, not simply provided supplementally. (See also Comment responses No. 12 above and 14 below.)

Comment No. 14
--------------
With regard to prior comment no. 22, secured convertible note, contingent liability and note to financial cross reference has been incorporated. (See also Comment No. 13 response above .)

Comment No. 15
--------------
We acknowledge that "small business filers" are subject to Regulation S-B, not Regulation S-X, as inadvertently referenced. The disclosure at page re has been adjusted accordingly.

Comment No. 16
--------------
The   "Controls   and   Procedures"   disclosure   contemplated   was   provided
supplementally to staff attorney reviewer, Johanna Losert via a May 4 email. Such disclosure is now reflected as Item 8A.

Comment No. 17
--------------
The requested "Directors, Executive Officers, Promoters and Control Persons" Code of Ethics disclosure contained in your prior (March 22, 2005) comment no. 45, previously inadvertently omitted, has been incorporated.

PART IV: Financial Statements of REZconnect Technologies, Inc. for years ended 12-31-03 and 12-31-02 and nine months - ended 9-30-04: See Notes to the financial statements included in the attached Forms 10-KSB/A. and SB-2/A. .

Comment No. 18
--------------
The disclosure on Segment Information (Note 10) has been revised to be consistent with the response that amounts associated with foreign countries are not material. More specifically, the Company's foreign business is currently limited to revenue from Mexico and the Bahamas, the revenue in 2004 being only approximately $12,000 for the year.

Comment No. 19
--------------
It would appear that the Staff erroneously and unintentionally referred to FAS 141 in this Comment No. 19, where such reference was intended to be to FAS 142, Goodwill and Other Intangible Assets. In any event, except for the non-amortizable goodwill and the amortizable RTA sales agreements, management believes that the other intangible assets recognized in the acquisition of YTB (namely, the trade names and internet domain names) are not subject to amortization because neither has a finite useful life. Neither the trade names nor the internet domain names purchased from YTB have any factors, whether legal, regulatory, contractual, competitive or economic, that would limit the period over which the assets are expected to contribute to the future cash flows of Rezconnect. Therefore, because no such factors are present that would limit the useful lives of either the trade names or the internet names acquired, such useful lives of these intangible assets are considered to be indefinite and, furthermore, such assets are expected to generate future cash flows indefinitely.

Note 11 has been modified to state the basis for concluding that the intangible assets recognized in the acquisition of YTB have indefinite useful lives such that they are not subject to amortization.

Comment No. 20
It has been determined that the RTA sales agreements have finite useful lives of 36 months and, thus, are subject to amortization. The accompanying proforma financial statements have been revised accordingly.

Comment No. 21
--------------
Revised employment agreements, nearly identical and becoming effective January 1, 2005, were entered into with the Company's principal executives. The effects of these revised agreements with such enumerated executives are not material to proforma presentation. Such disclosure is made in Note 5 to the proforma consolidated financial statements. Moreover, please note that the payments did not change under the new, superseding employment contracts as further described in the attached materials.

PART V: Form 8-K to the Financial Statements of YourTravelBiz.com for the years ended 12-31-03 and 12-31-02 and Nine Months ended 9-30-04: See the allocation and supplemental disclosure letter being filed con-currently. Additionally, please note the following supplemental information.:

Comment No. 22
--------------
Per your request, please be advised that the current number of RTAs is approximately 12,150 and there are over 400 Power Team Members. The specifics of such relationship, including the associated compensation, are addressed in agreements previously alluded and linked to the allocation and supplemental disclosure letter. See also the response to Comment No. 24.

Comment No. 23
--------------
Please be advised supplementally that the software that runs the Company's network marketing is licensed from Genesis Systems, Inc. In contrast , the website program is owned by the Company and is not licensed from a third party.

Comment No. 24
--------------
RTAs refer to the system people they know, receiving commissions when the person referred join the system. Such referring RTAs receive additional compensation when those third party people, in turn, bring in additional RTAs. The specifics of such compensation are addressed in agreements previously alluded and linked to the allocation and supplemental disclosure letter. For your convenience, the relevant websites are the following:

http://www.ytbnet.com/downloads/YTBdist_agreement.pdf
http://www.ytbnet.com/downloads/YTBmarketing_plan.pdf
http://www.ytbnet.com/downloads/YTBterms_agreement.pdf
http://www.ytbnet.com/downloads/yourTravelBizPP.pdf

Comment No. 25
--------------
The Power Team relationship has previously been described in the allocation and supplemental disclosure letter. Please also note that certain persons who achieve a required performance status become peers in the same Power Team. The "glue" in such characterization is an economic one. Categorically, except for communication functions, there is no supervisory role imposed or required among Power Team members or to RTAs they enroll. Accordingly, the request for a diagram is misplaced and we respectfully request waiver of such comment. See also the response to Comment No. 24.

Comment No. 26
--------------
In view of your taking exception to the reference (although true) to the "extremely lucrative (and copyrighted) compensation plan," such reference is being changed to the "extremely attractive (and copyrighted) compensation plan." See also the response to Comment No. 24, as previously provided in the allocation and supplemental disclosure letter, for a link to the compensation plan.

Comment No. 27
--------------
The specifics of such relationship, including the associated compensation, are addressed in agreements previously alluded and linked to in the allocation and supplemental disclosure letter. See also the response to Comment No. 24.

Comment No. 28
--------------
As discussed in the attached allocation and supplemental disclosure letter, management has concluded that none of the initial up-front RTA sign-up fee components has a stand-alone value and, therefore, that neither criterion (a) or
(b) of paragraph 9 of EITF Issue No. 00-21 has been satisfied for "separate unit" accounting treatment. The "Revenue Recognition" section of Note 2 of each of the financial statements contained herein has been revised accordingly. To be fully responsive to your comment, the sign-up fee allows RTAs to get into the system and such RTAs receive start-up materials as part of their new Rep kit Moreover, the RTAs can access online training materials and download this material to assist them in their selling efforts as well to purchase collateral materials from the Company.

Comment No. 29
--------------
All revenues and revenue recognition disclosures (see the respective "Summary of Significant Accounting Policy" footnotes) have been revised, in all financial statements contained herein, to reflect that the up-front sign-up fee revenue is being appropriately deferred over the term of the associated relationship. Additionally, the proforma financial statements contained in Form 10-KSB of REZconnect Technologies, Inc. for the year ended December 31, 2004 have also been revised to conform to such treatment of the fees.

Comment No. 30
--------------
Your May 6 comment letter referred to prior comment no. 60. The staff's comment most likely intended to refer to prior comment number no 59. On that assumption,
Note 8 to each of the three financial statements of YourTravelBiz.com, Inc. have been so revised to disclose when the expense associated with the Marketing Compensation Plan is recognized.

Comment No. 31
--------------
Neither the historical nor the proforma financial statements of YourTravelBiz.com, Inc. have been revised for the application of SOP 97-2 to software licensing revenue since such revenue is immaterial in relation to YTB's overall revenues. See Note 10 to the September 30, 2004 financial statements.

                         ------------------------------

         To facilitate your review, we are sending, via messenger, as indicated above, three unmarked Word and three marked Word copies of these materials. Upon completion of your review, we trust you can advise us that all comments will have been satisfied and the Company's Registration Statement can be declared effective at a mutually convenient time. We welcome your advice that we can file a Rule 461 Request for Acceleration relating to the From SB-2 Registration Statement to coordinate such date of effectiveness. Thank you for your assistance and prompt review of these materials.

                                                     Very truly yours,

                                                     /s/ Carl N. Duncan
                                                     Carl N. Duncan

Enclosures

cc:      Michael Y. Brent
         Rich Costa
         Lloyd Tomer
         Scott Tomer
         Kim Sorensen
         Ted Lindauer